Mystique Energy, Inc.

RECEIVED

2004 APR 28 A 9:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE No. 82-34712
RULE 12G3-2(B) UNDER
SECURITIES EXCHANGE
ACT OF 1934

04024631

SUPPL

2004-04-19

United States Securities
And Exchange Commission
Washington, DC 20549

Dear Sir or Madam:

Please find enclosed the latest press release for Mystique Energy, Inc.

Should you have any questions regarding these documents please contact Savi Franz, Chief Executive Officer at 403.261.3634 ext. 221.

Regards,

MYSTIQUE ENERGY, INC.

PROCESSED
APR 28 2004
THOMSON
FINANCIAL

Wendy Irvine
Executive Assistant

4/28

900, 805 - 8 Ave SW
Calgary, AB T2P 1H7

Phone: 403.261.3634
Fax: 403.265.3348

MYSTIQUE ENERGY, INC.

News Release **April 16, 2004**

For Immediate Release:

Mystique Energy, Inc. Obtains TSX Approval of $605,000 Private Placement

Mystique Energy, Inc. announces that the non-brokered private placement, previously announced on April 2, 2004, as being fully subscribed and closed, has now been accepted and approved by the TSX Venture Exchange. The placement comprised 2.42 million units priced at $0.25 per unit resulting in net proceeds to Mystique of $605,000. Each unit consists of one common share and one-half of a warrant. Each warrant will allow the holder to acquire a Mystique common share at $0.40 per share until April 1, 2006. The hold period on the sale of the common shares expires on August 15, 2004.

Based in Calgary, Mystique Energy, Inc. is involved in the exploitation and production of petroleum reserves in Western Canada.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For more information, please contact:

Mr. Victor Luhowy
President & Chief Executive Officer
Mystique Energy, Inc.
Main : 403.261.3634
Fax : 403.265.3348
vic@mystiqueenergy.ca

Ms. Savi Franz
Chief Financial Officer
Mystique Energy , Inc.
Main : 403.261.3634
Fax : 403.265.3348
savi@mystiqueenergy.ca